RED PINE PETROLEUM LTD.

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

Head Office

Suite 620 - 650 West Georgia Street

Vancouver, BC

V6B 4N9

Registered and Records Office

310 - 6 Adelaide Street East

Toronto, Ontario

M5C 1H6

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Red Pine Petroleum Ltd.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Red Pine Petroleum Ltd. (the Company), which comprise the statement of financial position as at March 31, 2020 and the statements of loss and comprehensive loss, statements of changes in equity and statements of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2020 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with those requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Relating to Going Concern

We draw your attention to Note 1 in the financial statements, which indicates that the Company had an accumulated deficit of $2,919,147 as of March 31, 2020. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Matter

The financial statements of the Company for the year ended March 31, 2019, were audited by another auditor, who expressed an unmodified opinion on those statements on July 26, 2019.

Information Other than the Financial Statements and Auditor's Report Thereon

Management is responsible for the other information. The other information comprises the annual management's discussion and analysis, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Pat Kenney.

Chartered Professional Accountants

Licensed Public Accountants

Mississauga, Ontario

July 29, 2020

RED PINE PETROLEUM LTD.

STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

AS AT MARCH 31,

	2020	2019

ASSETS

Current
Cash	$103,470	$2,172
GST/HST recoverable	21,179	17,728
	124,649	19,900
Property and equipment (Note 3)	-	421,657
TOTAL ASSETS	$124,649	$441,557

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable (Note 4)	$18,844	$484,073
Accrued liabilities	11,878	12,500
Loans payable (Note 5)	-	367,937
	30,722	864,510

Decommissioning provision (Note 6)	-	421,657
TOTAL LIABILITIES	30,722	1,286,167

Shareholders' Equity (Deficiency)
Share capital (Note 7)	2,835,905	1,980,743
Share-based payment reserve (Note 7)	127,169	127,169
Warrants (Note 8)	160,000	-
Deficit	(3,029,147)	(2,952,522)
	93,927	(844,610)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$124,649	$441,557

Nature and continuance of operations (Note 1)
Subsequent Event (Note 13)

Approved on behalf of the Board on July 29, 2020

"Michael Lerner"	Director	"Matthew Fish"	Director

The accompanying notes are an integral part of these financial statements.

RED PINE PETROLEUM LTD.

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MARCH 31,

	2020	2019

EXPENSES
Consulting (Notes 5 and 9)	$110,000	$64,500
Interest on loans payable (Note 5)	-	6,750
Office	220	8,010
Professional fees (Note 9)	30,642	34,314
Transfer agent and filing fees	3,517	7,239
	$144,379	$120,813

OTHER EXPENSES (GAINS)

Impairment of property and equipment (Note 3)	421,657	-

Impairment of decommissioning liability (Note 6)	(421,657)	-

Write-off of accounts payable (Note 4)	(67,754)	-
	(67,754)	-
Net loss and comprehensive loss for the year	(76,625)	(120,813)
Basic and diluted loss per common share	$(0.00)	$(0.00)
Weighted average number of common shares outstanding	73,420,082	31,250,003

The accompanying notes are an integral part of these financial statements.

RED PINE PETROLEUM LTD.

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

		Share capital
			Share-based
	Number of		payment
	shares	Amount	reserve	Deficit	Warrants	Total
Balance at March 31, 2018	31,250,003	$1,980,743	$127,169	$(2,831,709)	$-	$(723,797)
Net loss for the year	-	-	-	(120,813)	-	(120,813)
Balance at March 31, 2019	31,250,003	1,980,743	127,169	(2,952,522)	-	(844,610)
Net loss for the year	-	-	-	(76,625)	-	(76,625)
Private placement (Note 7)	40,000,000	200,000	-	-	-	200,000
Share issuance costs	-	(250)	-	-	-	(250)
Fair value of warrants issued (Note 8)	-	(160,000)	-	-	160,000	-
Shares issued in settlement of debt (Note 7)	163,082,399	815,412	-	-	-	815,412
Balance at March 31, 2020	234,332,402	$2,835,905	$127,169	$(3,029,147)	$160,000	$93,927

The accompanying notes are an integral part of these financial statements.

RED PINE PETROLEUM LTD.
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MARCH 31,

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(76,625)	$(120,813)

Item not involving cash:
Accrued interest	-	6,750
Impairment of property and equipment	421,657	-
Impairment of decommissioning liability	(421,657)	-
Common shares issued for consulting services	50,000	-

Changes in non-cash working capital items:
GST recoverable	(3,451)	(3,166)
Accounts payable and accrued liabilities	(68,376)	77,999

Net cash (used) in operating activities	(98,452)	(39,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	-	40,000
Proceeds from private placement	200,000	-
Share issuance costs	(250)	-

Net cash provided by financing activities	199,750	40,000

Change in cash during the year	101,298	770

Cash, beginning of year	2,172	1,402
Cash, end of year	$103,470	$2,172

The accompanying notes are an integral part of these financial statements.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

1. NATURE OF OPERATIONS AND GOING CONCERN

Red Pine Petroleum Ltd., formerly known as Red Pine Investment Ltd. (the "Company"), was incorporated under the laws of the Province of British Columbia on July 30, 2008. Effective January 21, 2014, as a result of completing its Qualifying Transaction (Note 3), the Company met the requirements and became listed as a TSX Venture Exchange ("TSX-V") Tier 2 company classified as an oil and gas exploration and development company. The Company's listing was transferred from NEX to TSX-V, with its trading symbol changed from "RPN.H" to "RPN". During the year ended March 31, 2020, the Company received shareholder approval to relinquish its oil and gas rights (Note 3) and applied for voluntary delisting of the Company's common shares from the TSX-V, for which approval was received on July 25, 2019.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. At March 31, 2020, the Company had no sources of revenue and an accumulated deficit $3,029,147. These conditions raise material uncertainties which may cast significant doubt on the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern and the recoverability of past expenditures mainly in day to day operations are dependent upon the ability of the Company to obtain necessary financing and/or loans to successfully complete its future objectives. Management pursues relationships and alliances with diverse entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company's operations.

Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance and basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") which include international accounting standards and interpretations ("IFRIC") as issued by the International Accounting Standards Board ("IASB").

These financial statements have been prepared on a historical cost basis, except for cash which is classified at fair value through profit and loss. In addition, these financial statements are presented in Canadian dollars, which is also the Company's functional currency.

These financial statements for the year ended March 31, 2020 were authorized by the Board of Directors for issuance on July 29, 2020.

Significant judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions (cont'd…)

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Significant Judgments

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

a. Property and equipment

Exploration and evaluation assets are transferred to developed and producing assets when the Company has determined that a well or field is both technically feasible and commercially viable. At the time of the transfer an impairment test is required. Considerable judgment is required as to when a well or field should be moved from exploration and evaluation assets and tested for impairment. Judgments include the level at which assets/wells are grouped when assessed as being technically feasible and commercially viable and at what stage of development exploration and evaluation assets are transferred.

Capitalized developed and producing assets less accumulated depletion, depreciation, and impairment are limited to an amount equal to the recoverable amount, which is calculated at a cash generating unit ("CGU") level. If the carrying value exceeds the recoverable amount, the excess is recorded as an impairment of petroleum and natural gas assets. The Company tests the petroleum and natural gas assets for impairment whenever indicators of impairment become apparent.

Considerable judgment is required when assessing which wells/fields are grouped in a CGU, especially in areas where the related processing and field equipment are comingled. In addition, management must apply judgment when determining what constitutes an event that would result in a requirement to test impairment ("a triggering event").

For the purposes of measuring impairment of petroleum and natural gas assets, and the extent of any impairment reversal, the key assumptions the Company uses in estimating future cash flows are future petroleum and natural gas prices, expected production volumes and anticipated recoverable quantities of proved and probable reserves. These assumptions are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Changes in the aforementioned assumptions could affect the carrying amount of assets, and impairment charges and reversal will affect profit or loss.

b. Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred tax assets requires management to make significant estimates of future taxable profit. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions from deferred income and resource tax assets.

c. Shares issued for non- cash consideration

The company is required to recognize these transactions at fair value which requires judgment in selecting valuation technique and other factors.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Significant judgments, estimates and assumptions (cont'd…)

Significant Estimates

a. Decommissioning and restoration provision

Decommissioning liabilities are recognized for the future legal and constructive obligation to abandon and reclaim the Company's petroleum and natural gas properties based on its net ownership in the wells and associated equipment and facilities. The Company assesses its decommissioning liabilities on an annual basis or when new material information becomes available. Actual costs incurred may differ from those amounts estimated. Also, future changes to laws and regulations addressing abandonment and reclamation could increase the extent of the Company's decommissioning liabilities.

b. Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on the estimated fair value of all share-based awards at the date of grant and is expensed to the statement of loss and comprehensive income (loss) over each award's vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

c. Going concern

Management assessment of going concern and uncertainties of Red Pine's ability to raise additional capital and/or obtain financing to meet its commitments.

Cash

Cash is comprised of cash on hand and demand deposits.

Loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reported period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding areincreased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows on a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

• those to be measured subsequently at fair value, either through profit or loss ("FVTPL") or through other comprehensive income ("FVTOCI"); and,

• those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measure at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

• amortized cost;

• FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or

• FVTOCI, when the change in fair value is attributable to changes in the Company's credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Cash is classified as FVTPL. GST/HST recoverable is classified at amortized cost. The Company's financial liabilities consist of accounts payable and accrued liabilities, which are classified and measured at amortized cost using the effective interest method. Interest expense is reported in profit or loss.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Impairment

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted as the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Fair Value

Cash is carried at fair value using level 1 fair value measurement. The carrying value of amounts receivables, and accounts payable and accrued liabilities and loans payable approximate their fair value because of the short-term nature of these instruments. The carrying value of lease liability approximates fair value as there has not been any significant changes in interest rates since initial recognition.

The Company records certain of its financial instruments at fair value using various techniques. These include estimates of fair values based on prevailing market prices (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal and external valuation models, such as discounted cash flow analyses, using, to the extent possible, observable market-based inputs.

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company's market assumptions).

The three levels of fair value estimation are:

Level 1 - quoted prices in active markets for identical instruments.

Level 2 - quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Exploration and evaluation assets

Pre-license costs are recognized in the statement of operations and comprehensive loss as incurred.

Exploration and evaluation expenditures, including the costs of acquiring licenses and directly attributable general administrative costs, but excluding interest, are initially capitalized pending determination of technical feasibility and commercial viability.

Exploration and evaluation assets are not depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined, which is generally when proved reserves are determined to exist. A review of each exploration project is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, exploration and evaluation assets attributable to the project are tested for impairment and reclassified from exploration assets to petroleum and natural gas properties and equipment.

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Property and equipment

Petroleum and natural gas properties and equipment

Property and equipment are initially measured at cost. Subsequent to initial measurement, property and equipment are stated at cost less accumulated depletion, depreciation and impairment. Costs include expenditures incurred for acquisition of land, drilling completing and equipping wells, geological and geophysical studies, and anticipated reclamation and abandonment.

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. Thecosts of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Property and equipment (cont'd…)

Costs relating to major inspections, overhauls and work-overs are included in the asset's carrying amount if the costs incurred will result in economic benefit flowing to the Company over an extended period of time. Costs are allocated to a CGU which is defined as the smallest group of assets that generates cash inflows from continuing use that largely are independent of the cash inflows of other assets or groups thereof.

Depletion

The net carrying value of development or production assets is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reserve engineers at least annually.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible.

Impairment

At the end of each reporting period, the Company's petroleum and natural gas properties and equipment are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Exploration and evaluation assets are tested for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount and upon transfer to producing property. Exploration and evaluation assets are grouped with the Company's other CGU's when they are tested for impairment.

Decommissioning Liabilities

Liabilities for decommissioning costs are recognized when the Company has an obligation to dismantle or remove a facility and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognized is the fair value of the estimated future cost determined in accordance with local conditions and requirements.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Fair value is determined using the present value of the estimated future cash outflows to abandon the asset and restore the site, discounted using a pre-tax risk-free rate. Costs and the discount rate are updated at each reporting date to reflect current market assessments of the time value of money. The provision is reviewed regularly by the Company's management based on current regulations, costs, technologies and industry standards. The corresponding amount is capitalized to oil and gas assets and is amortized on a unit-of-production basis as part of depletion and depreciation.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in reserves is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services and rendered.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop property and equipment. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of share purchase warrants ("Warrants"). Depending on the terms and conditions of each equity financing agreement, the Warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the agreement. Warrants that are part of units are valued using the residual value method and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for agency fees or other transactions costs are accounted for as share-based payments.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized in respect of temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Income taxes (cont'd…)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Gains and losses on disposal of an item of property and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as separate line items in the statement of operations.

IFRS pronouncements not yet implemented

Certain new IFRS standards and interpretations have been issued but are not shown as they are not expected to have a material impact on the Company's financial statements.

Accounting standards adopted on April 1, 2019

IFRS 16 - Leases: specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019.

The Company has elected to use the modified retrospective approach in its adoption of IFRS 16. The modified retrospective method does not require restatement of prior period financial information as it may recognize the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Accordingly, comparative information in the Company's financial statements is not restated. The application of the new standard had no impact on the financial statements on or after April 1, 2019.

3. PROPERTY AND EQUIPMENT

During the year ended March 31, 2014, the Company entered into a farm-in agreement with Golden Coast Energy Corp. ("Golden Coast") (GCE.V) whereby the Company was granted a farm-in right to acquire a 60% interest (the "Farm-In Right") in certain of its oil and gas wells (the "Wells"), located in north central Alberta by advancing an aggregate of $1,000,000 on the Wells. During the year ended March 31, 2015, the terms of the farm-in agreement were completed and the Company earned a 60% interest in the Wells.

On March 23, 2016, the Company entered into an agreement (the "Termination Agreement") with Golden Coast pursuant to which the Company will relinquish all of its right, title and interest in and to the well interests held by the Company to Golden Coast and the farm-in agreement between the Company and Golden Coast.

At March 31, 2016, the Company has recorded an impairment of $957,866 to write down the property to $421,657, which is the value of the associated decommissioning provision that will also be relinquished to Golden Coast upon approval of the Termination Agreement.

During the year ended March 31, 2020, the Company received shareholder approval to relinquish these rights and accordingly an impairment charge for the remaining balance of property and equipment of $421,657 was recognized in operations.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

4. ACCOUNTS PAYABLE

During the year ended March 31, 2020, the Company settled accounts payable of $397,475 by issuing common shares of the Company at $0.005 per share. The Company also wrote off accounts payable worth $67,753 after receiving waivers from the parties concerned.

5. LOANS PAYABLE

In March 2019, all loans payable and accrued interest balances were assigned by the related parties to an unrelated third party. The total accrued interest on the loans at assignment was $70,147. On assignment, these loans no longer bear interest.

In January 2020, $367,937 of the loans that were assigned to unrelated third parties were settled by the issuance of common shares of the Company at $0.005 per share (note 7).

During the year ended March 31, 2020, the Company accrued $nil (2019 - $6,750) of interest related to the loans.

In connection with the debt restructuring, $110,000 in consulting fees were incurred. From the total, $60,000 was paid in cash to the Company's CEO and the balance of $50,000 was settled through the issuance of common shares valued at $0.005, of which $30,000 were paid to directors of the Company.

6. DECOMMISSIONING PROVISION

The Company's decommissioning provision resulted from its interest in certain oil and gas wells in north central Alberta (Note 3).

The total decommissioning provision was estimated by management based on the Company's net ownership interest in its oil and gas wells, estimated costs to reclaim and abandon the wells and the estimated timing of the costs to be incurred in future years. The undiscounted amount of the estimated cash flows required to settle the obligation is approximately $nil (March 31, 2019 - $457,044) using an inflation rate of -% (2019 - 1.3%) per annum. The estimated cash flow has been discounted using pre-tax risk-free rates ranging from -% (2019 - 1.23 to 2.00%).

During the year ended March 31, 2020, the Company received shareholder approval to relinquish its rights in the oil and gas wells and the provision was written off to operations (Note 3).

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

7. SHARE CAPITAL

The authorized share capital of the Company consists of unlimited common shares without par value.

Share issuances

During the years ended March 31, 2020, the following shares issuances were made.

In January 2020, the Company completed a non-brokered private placement of 40,000,000 units (each, a "Unit") for gross proceeds of $200,000, each unit comprising of one common share in the capital of the Company (each a "Common share") and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share for a period of 60 months following closing of the Offering at a price of $0.005 per Common share.

In January 2020, the Company also entered into debt conversion agreements with certain creditors. Pursuant to the debt conversion agreements, the Company settled $815,412 of debt by issuing 163,082,400 Common shares at a price of $0.005 per Common Share.

Stock option plan

The Company adopted a stock option plan under which it can grant options to directors, officers, employees, and consultants for up to 10% of the issued and outstanding common shares. The number of shares reserved for issuance under the plan shall not exceed 10% of the issued and outstanding common shares. The exercise price of each option is based on the market price of the Company's stock at the date of grant. The options can be granted for a maximum of 10 years and vest as determined by the board of directors.

Stock options

No stock options were outstanding at March 31, 2020 and 2019.

8. WARRANTS

The following table reflects the continuity of warrants for the years presented.

	Number of warrants	Weighted Average
		Exercise price
Balance, March 31, 2018 and 2019	-	-
Issued (Note 7)	40,000,000	$0.005
Balance, March 31, 2020	40,000,000	$0.005

The Company had the following warrants outstanding at March 31, 2020.

Number of warrants	Exercise price	Expiry date
40,000,000	0.005	January 15, 2025
40,000,000

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

9. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors, or companies with common directors of the Company.

During the year ended March 31, 2020, the Company incurred the following charges with key management personnel:

a) Accrued consulting fees of $nil (2019 - $42,000) to two companies controlled by a director of the Company.

b) Accrued consulting fees of $nil (2019 - $22,500) to a company controlled by a director of the Company.

c) Accrued professional fees of $nil (2019 - $15,000) to a company controlled by a director of the Company.

d) Included in accounts payable is $12,500 (2019- $12,500) due to companies controlled by directors of the company

e) Included in consulting fee is $60,000 (2019 -$nil) fee paid to a company controlled by a director of the Company.

f) Included in consulting fee is $10,000 (2019-$nil) fee paid to an officer of the Company.

g) Included in consulting fee is $20,000 (2019 -$nil) fee paid to a director of the Company.

10. CAPITAL MANAGEMENT

The Company considers its capital to be the components of shareholders' equity (deficiency). The Company's objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

11. FINANCIAL INSTRUMENTS

Fair values

As at March 31, 2020, the carrying value of cash, accounts payable and accrued liabilities approximate their fair value due to their short term to maturity. Cash is measured at level one fair value.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its financial obligations when they are due. As at March 31, 2020, the Company had cash balance of $103,470 (March 31, 2019 - $2,172) and current liabilities of $30,722 (March 31, 2019 - $864,510). To manage liquidity risk, the Company reviews additional sources of capital to continue its operations and discharge its commitments as they become due. All of the Company's financial liabilities have contractual maturities of 30 days or due on demand and are subject to normal tradeterms.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

11. FINANCIAL INSTRUMENTS (cont'd…)

Credit risk

The Company's credit risk is primarily attributable to its liquid financial assets and would arise from the non- performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal.

Interest rate risk

As of March 31, 2020, the Company has no interest-bearing term deposits or loans.

Currency risk

The Company is not exposed to foreign currency risk.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019
Net loss for the year	$(76,625)	$(120,813)
Statutory tax rate	26.5%	27.0%
Expected income tax (recovery)	$(20,306)	$(33,000)
Non-deductible expenses and other	(676)	-
Change in statutory rates	15,482	1,000
Change in unrecognized deductible temporary differences	5,500	32,000
Total income tax expense (recovery)	$-	$-

No deferred tax assets have been recognized as it is not probable that future taxable profit will allow the deferred tax asset to be recovered. The major components of the unrecognized deductible temporary differences are as follows:

		Expiry Date		Expiry Date
	2020	Range	2019	Range
Temporary differences
Exploration and evaluation assets	$985,124	No expiry date	$563,000	No expiry date
Asset retirement obligation	$-	-	$422,000	No expiry date
Non-capital losses	$2,111,263	2030 to 2040	$2,085,000	2030 to 2039

Tax attributes are subject to review, and potential adjustment, by tax authorities.

RED PINE PETROLEUM LTD. NOTES TO THE FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

13. SUBSEQUENT EVENT

Since March 31, 2020, the outbreak of the novel strain of coronavirus, specifically identified as 'COVID-19", has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposing quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown currently, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future period.